Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 1128 – 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2Date of Material Change

June 26, 2017

Item 3News Release

The news release was disseminated on June 28, 2017 by way of the facilities of Marketwired.  Copies were also filed on sedar with the applicable securities commissions.

Item 4Summary of Material Change

The Company announced the closing of a non-brokered private placement and the appointment of a new Chief Financial Officer.

Item 5Full Description of Material Change

Item 5.1Full Description of Material Change

The Company that it has closed on $661,298.85 Cdn in financing equating to 4,408,659 units of the Company at a price of $0.15 per unit (the “Units”) as announced Monday June 26th via Bulletin from the Toronto Stock Exchange.

Each Unit consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant (the “Warrant”).  Each Warrant entitles the holder thereof to purchase one (1) additional common share on or before June 26, 2022 at a price of CDN$0.20 per Common Share.  Insiders of the Company subscribed for 500,000 Units of the Offering. The insider private placements are exempt from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 ("MI 61-101") by virtue of the exemptions contain in section 5.5(b) and 5.7(1) (b) of MI 61-101.

The Warrants will be subject to an accelerated exercise provision that if the closing sales price of the Company’s common shares trades $0.10 or higher of the closing price of the financing for a period of 10 consecutive trading days, then the Company may, within five days of such event, provide notice by way of news release to the holders of the warrants of the early expiry of the warrants, and thereafter the warrants shall expire on that date that is 30 days from the date that such notice is given.

In accordance with the policies of the TSX Venture Exchange, the Company paid Finders’ Fees of an aggregate of $7,200.00 in cash and an aggregate of 48,000 finder warrants (the “Finder Warrant”).  Each Finder Warrant will entitle the holder thereof to purchase one (1) additional Common Share on or before June 26, 2018 at a price of CDN$0.20 per Common Share.

The securities issued are subject to a 4 month hold period that expires on October 27, 2017. The Company had previously announced a financing of $1.5 million and the Company now plans to announce a new financing shortly to accommodate investors whom were unable to meet the closing date.

The proceeds will be used toward ongoing operational expenses and for general corporate purposes.

“We are working to complete this raise in short order,” stated Bob Rai, CEO and President.  “The Company has made great strides over the last several months including listings of generics with the major distributor and wholesaler in the country.  We have also introduced a new product with the exclusive distributorship of the INSTI HIV test for pharmacies across Canada.  Along with our Health Tab technology, INSTI, VANC is positioning itself to become a solutions provider to the pharmacy industry in addition to providing OTC and generic medicines to the Canadian public.  With our national sales force now at 17 people we are expecting our sales to correlate with that expansion in efforts,” concluded Mr. Rai.

VANC is also pleased to announce interim CFO Raj Padhiyar.  Raj comes to the Company with over 11 years of experience working in retail and manufacturing.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Bob Sukhwinder Rai, Chief Executive Officer and Director

Business Telephone:604 687 2038
Facsimile:604 687 3141

Item 9Date of Report

June 28, 2017